CONSENT OF EXPERT

July 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Re:	Auryn Resources Inc. (the "Company")
Registration Statement on Form 40-F (the "Registration Statement")

I, Barry McDonough, P.Geo, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  NI 43-101 Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, dated August 20, 2015;

and to references to the Technical Report, or portions thereof, in the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report related to me in the Registration Statement. This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly,

(Signed) “Barry McDonough”
___________________________
Barry McDonough, P.Geo.
Formerly Senior Geologist
Roscoe Postle Associates Inc.